April 3, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:

ARI Network Services, Inc. (CIK No. 0000879796)
Request for Withdrawal of Document Filed under Form Type S-1/A (File No. 333-188093), filed March 27, 2014

Ladies and Gentlemen:

On March 27, 2014, ARI Network Services, Inc. (the “Company”) filed, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), Prospectus Supplement No. 5 (the “Prospectus Supplement”) to the Company’s prospectus dated November 15, 2013 inadvertently using EDGAR form type “S-1/A” rather than the correct EDGAR form type, “424B3.”  Shortly thereafter on the same day, the Company re-filed the Prospectus Supplement using the correct form type.

Pursuant to Rule 477 under the Securities Act, the Company hereby applies for withdrawal of the Prospectus Supplement filed on March 27, 2014 under EDGAR form type “S-1/A.”  The Company respectfully requests that the Commission issue an order granting such withdrawal as soon as practicable.

If you have any questions or require any additional information in connection with this request, please do not hesitate to contact the undersigned at the number below, or the Company’s outside counsel, C.J. Wauters of Godfrey & Kahn, S.C. at (414) 287-9663.  Thank you for your attention to this request.

Very truly yours,

/s/ Bill Nurthen

Bill Nurthen
Chief Financial Officer

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	INDIANA 4620 Williamsburg Station Road Floyds Knobs, IN 47119 866.951.6686	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden The Netherlands 31 71 5248030 • Fax: 31 71 5248060 www.arinet.eu